UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

LIMBACH HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

53263P105

(CUSIP Number)

Brian Pratt

5950 Berkshire Ln, Ste. 800

Dallas, Texas 75225

Tel: (214) 220-3423

With a Copy to:

Jeffrey P. Berg

Baker & Hostetler LLP

11601 Wilshire Boulevard, Suite 1400

Los Angeles, California 90025

Tel: (310) 442-8850

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 53263P105

1	NAME OF REPORTING PERSONS Brian Pratt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,189,167 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,189,167 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,189,167 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.08% (2)
14	TYPE OF REPORTING PERSON IN

(1)

Represents those shares of common stock, par value $0.0001 per share (“Common Stock”), of Limbach Holdings, Inc., a Delaware corporation (the “Company”), jointly held as community property by Mr. Pratt and his spouse, Barbara Pratt, as of October 9, 2020. Mr. Pratt and Mrs. Pratt share voting and dispositive power with respect to such shares.

(2)

Based on 7,884,202 shares of Common Stock outstanding as of August 12, 2020, as reported in the Company’s Quarterly Report on Form 10-Q filed with Securities and Exchange Commission on August 13, 2020.

CUSIP No. 53263P105

1	NAME OF REPORTING PERSONS Barbara Pratt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,189,167 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,189,167 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,189,167 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.08% (2)
14	TYPE OF REPORTING PERSON IN

(1)

Represents those shares of Common Stock of the Company, jointly held as community property by Mrs. Pratt and her spouse, Brian Pratt, as of October 9, 2020. Mr. Pratt and Mrs. Pratt share voting and dispositive power with respect to such shares.

(2)

Based on 7,884,202 shares of Common Stock outstanding as of August 12, 2020, as reported in the Company’s Quarterly Report on Form 10-Q filed with Securities and Exchange Commission on August 13, 2020.

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 (this “Amendment No. 3”) to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by certain of the Reporting Persons on March 31, 2020 (the “Original 13D Filing”), the amended statement on Schedule 13D filed on August 3, 2020 (the “1st Amended 13D Filing”), and the amended statement on Schedule 13D filed on August 24, 2020 (the “2nd Amended 13D Filing”). This Amendment No. 3 shall be referred to collectively with the Original 13D Filing, the 1st Amended 13D Filing and the 2nd Amended 13D Filing as the “Schedule 13D.” Except as amended in this Amendment No. 3, the Original 13D Filing remains in full force and effect. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Original 13D Filing.

This Amendment No. 3 is being filed to make updates and amendments to the Schedule 13D as follows:

Item 1.	Security and Issuer.

There are no changes to the Item 1 information previously filed.

Item 2.	Identity and Background.

There are no changes to the Item 2 information previously filed.

Item 3.	Source and Amount of Funds or Other Consideration.

There are no changes to the Item 3 information previously filed.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety below:

Between October 1, 2020 and October 9, 2020, the Reporting Persons sold an aggregate of 348,633 shares of Common Stock of the Company in open market transactions as set forth on Annex A to this Schedule 13D. The securities covered by this Schedule 13D were acquired for investment purposes. The Reporting Persons expect to dispose of all or a portion of the shares of Common Stock of the Company deemed to be held by them, from time to time, in open market transactions, privately negotiated sales, or other methods. The implementation of these plans, and changes in these plans, will depend on market conditions or other factors, including trading activity in Common Stock of the Company. The Reporting Persons may engage in discussions with the Company and one or more third parties with respect to such proposed sales. There can be no assurance as to when, over what period of time, or to what extent the Reporting Persons may decide to decrease their ownership interests in the Company.

Except as set forth in this Item 4, none of the Reporting Persons have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”); however, the Reporting Persons retain the right to change their investment intent, and the Reporting Persons also retain the right to, from time to time, acquire additional shares of Common Stock or other securities of the Company, or sell or otherwise dispose of (or enter into plan or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Company, if any, beneficially owned by them, in any manner permitted by law.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety below:

(a) As of October 9, 2020, the Reporting Persons have the following beneficial ownership in the Company’s Common Stock:

(1) Brian Pratt is the beneficial owner of 1,189,167 shares of Common Stock (held as community property with his spouse, Barbara Pratt), which represents approximately 15.08% of the outstanding shares of Common Stock of the Company (based on 7,884,202 shares of Common Stock outstanding as of August 12, 2020, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2020).

(2) Barbara Pratt is the beneficial owner of 1,189,167 shares of Common Stock (held as community property with her spouse, Brian Pratt), which represents approximately 15.08% of the outstanding shares of Common Stock of the Company (based on 7,884,202 shares of Common Stock outstanding as of August 12, 2020, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2020).

(b)

	Shared Voting Power	Sole Voting Power	Shared Dispositive Power	Sole Dispositive Power
Brian Pratt	1,189,167	0	1,189,167	0
Barbara Pratt	1,189,167	0	1,189,167	0

(c) Annex A hereof sets forth the transactions by the Reporting Persons in securities of the Company during the 60 days preceding the date hereof.

(d) None.

(e) None.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as referenced herein, there are no changes to the Item 6 information previously filed.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

1	Joint Filing Agreement, date as of October 9, 2020 by and between the Reporting Persons, attached hereto.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2020	/s/ Brian Pratt
Brian Pratt

/s/ Barbara Pratt
Barbara Pratt

EXHIBITS TO BE FILED WITH THIS SCHEDULE 13D

Exhibit	Description
1	Joint Filing Agreement, date as of October 9, 2020 by and between the Reporting Persons, attached hereto.

Annex A

Schedule of Transactions

Reporting Person	Date of Transaction	Security	Amount of Securities Purchased (Sold)	Unit Cost (1)	Transaction Type
Mr. Pratt	10/1/2020	Common Stock	70,000	(2)	Open Market Sale
Mr. Pratt	10/5/2020	Common Stock	20,405	(3)	Open Market Sale
Mr. Pratt	10/6/2020	Common Stock	36,665	(4)	Open Market Sale
Mr. Pratt	10/7/2020	Common Stock	14,268	(5)	Open Market Sale
Mr. Pratt	10/8/2020	Common Stock	90,301	(6)	Open Market Sale
Mr. Pratt	10/9/2020	Common Stock	116,994	(7)	Open Market Sale

(1)

The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon written request, full information regarding the number of shares sold at each separate price within the range set forth above for applicable transactions that report weighted average prices.

(2)	Mr. Pratt sold 70,000 shares of Common Stock at a weighted average price of $11.6207 per share. These shares were sold in multiple transactions at prices ranging from $10.45 to $11.96, inclusive.
(3)	Mr. Pratt sold 20,405 shares of Common Stock at a weighted average price of $10.2308 per share. These shares were sold in multiple transactions at prices ranging from $10.00 to $10.59, inclusive.
(4)	Mr. Pratt sold 36,665 shares of Common Stock at a weighted average price of $10.22341 per share. These shares were sold in multiple transactions at prices ranging from $10.01 to $10.335, inclusive.
(5)	Mr. Pratt sold 14,268 shares of Common Stock at a weighted average price of $9.7717 per share. These shares were sold in multiple transactions at prices ranging from $9.75 to $9.98, inclusive.
(6)	Mr. Pratt sold 90,301 shares of Common Stock at a weighted average price of $9.6430 per share. These shares were sold in multiple transactions at prices ranging from $9.50 to $9.85, inclusive.
(7)	Mr. Pratt sold 116,994 shares of Common Stock at a weighted average price of $9.7014 per share. These shares were sold in multiple transactions at prices ranging from $9.50 to $10.00, inclusive.